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                                                                     EXHIBIT 2.2

                FIRST AMENDMENT TO PLAN AND AGREEMENT TO MERGE

     First Amendment to PLAN AND AGREEMENT TO MERGE (this "Amendment") dated as of November __, 1999 to the PLAN AND AGREEMENT TO MERGE (the "Plan"), dated as of September 28, 1999 by and between COLUMBIA BANCORP ("Columbia Bancorp"), a Maryland corporation, and SUBURBAN BANCSHARES, INC. ("Suburban Bancshares"), a Delaware corporation.

                             W I T N E S S E T H:

     WHEREAS, Columbia Bancorp and Suburban Bancshares are parties to the Plan whereby Suburban Bancshares has agreed to merge with and into Columbia Bancorp, with Columbia Bancorp as the surviving entity.

     WHEREAS, Suburban Bancshares and Columbia Bancorp wish to amend the Plan pursuant to Section 12 of the Plan in order to provide for any stockholders of Suburban Bancshares which exercise dissenters' rights of appraisal.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and the mutual benefits to be derived herefrom, the parties agree as follows:

     1. Section 9.2 of the Plan is hereby amended by deleting that section in its entirety and inserting the following in lieu thereof:

          9.2. Conversion of Stock; Conversion Ratio. (a) On the Effective Date, each share of the Suburban Bancshares Common Stock outstanding immediately prior to the Effective Date (other than shares (the "Dissenters' Shares") with respect to which dissenter's rights shall have been perfected in accordance with De. General Corporation Law (S) 262), shall, without any action on the part of the holder thereof, be canceled and converted into the number of shares of Successor Corporation Common Stock (rounded to the nearest 0.01 share) which results after multiplication by the Conversion Ratio. The Conversion Ratio shall be 0.2196; provided, however, that the Conversion Ratio shall be increased (but not decreased) to the extent necessary to cause the average market value (based on the mean of the daily high and low trade prices, or, if none, of the daily high bid and low asked prices, reported on NASDAQ) of Columbia Bancorp Common Stock (for each of the 10 trading days ending on the trading date that is three days before the Effective Date) received for each share of Suburban Bancshares Common Stock to be $3.00 per share; provided, further that such adjustment may not increase the Conversion Ratio above 0.2338.

               (b) No certificates for fractional shares of Successor Corporation Common Stock shall be issued; in lieu thereof, each holder otherwise entitled to a fractional interest shall receive an amount in cash based on the market value of Columbia Bancorp Common Stock as determined in
     Section 9.2. Each such holder shall have no other rights with respect to such fractional interest.

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               (c)  Dissenters' Shares shall be paid for in accordance with De.
     General Corporation Law (S) 262 and thereupon shall be cancelled, retired and cease to exist.

               (d) Notwithstanding any provision of this Plan to the contrary, any Dissenters' Shares, which as of the Effective Date the holder thereof has not withdrawn or lost any right to such appraisal shall not be exchanged, or represent a right to receive shares of Columbia Bancorp Common Stock, but the holder shall only be entitled to such rights as are granted by De. General Corporation Law (S) 262. If a stockholder of Suburban Bancshares who demands appraisal of his shares under De. General Corporation Law (S) 262 shall effectively withdraw or lose (through failure to perfect or otherwise) the right to appraisal, then, as of the Effective Date or the occurrence of such event, whichever last occurs, that stockholder's shares of the Suburban Bancshares Common Stock shall be exchanged and represent only the right to receive shares of Columbia Bancorp Common Stock as provided in Section 9.2(a) pursuant to the procedures in Section 9.3. Suburban Bancshares shall give Columbia Bancorp
     (a) prompt written notice of any written demands for appraisal of any share of the Suburban Bancshares Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the De. General Corporation Law (S) 262 relating to the Suburban Bancshares stockholders' rights of appraisal and (b) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under De. General Corporation Law (S) 262. Suburban Bancshares shall not, except with the prior written consent of Columbia Bancorp, voluntarily make any payment with respect to any demands for appraisals of share of the Suburban Bancshares Common Stock, offer to settle or settle any such demands or approve any withdrawal of any such demands. Notwithstanding any provision of this Plan to the contrary, Columbia Bancorp shall have the right to terminate this Plan and be released from all obligations hereunder if, immediately prior to the proposed Effective Date, Suburban Bancshares stockholders have demanded appraisal rights (which demands theretofore have not been withdrawn) in such numbers that jeopardize the accounting treatment specified in Section 7.10 and, KPMG LLP fails or refuses to deliver a letter to Columbia Bancorp to the effect that the Mergers qualify for pooling-of-interests accounting treatment, as provided in Section 7.10.

     2. Section 13(d) of the Plan is hereby amended by deleting that subsection in its entirety and inserting the following in lieu thereof:

               (d) by Columbia Bancorp by written notice to Suburban Bancshares if prior to June 30, 2000 (i) any approval, consent, or waiver of any Governmental Entity required to permit consummation of the transactions contemplated hereby shall have been denied, (ii) any approval, consent, or waiver of any Governmental Entity required to permit consummation of the transactions contemplated hereby shall include any condition or requirement that would (i) result in a materially adverse effect on Columbia Bancorp or Suburban Bancshares, or (ii) so materially and adversely affect the economic or business benefits of the Mergers that Columbia Bancorp, in the sole judgment of Columbia

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     Bancorp, would not have entered into this Plan had such conditions or requirements been known at the date hereof, (iii) any action or proceeding against Columbia Bancorp or any of the Columbia Subsidiaries or against Suburban Bancshares or any of the Suburban Subsidiaries shall be pending which seeks to prevent consummation of the transactions contemplated by this Plan, (iv) any court shall have entered an order which prohibits consummation of the Mergers and the transactions contemplated by this Plan, or (v) termination is permitted as provided in Section 9.2(d);

     3. The Plan and all provisions thereof remain in full force and effect unless specifically modified or amended hereby.

     IN WITNESS WHEREOF, Columbia Bancorp and Suburban Bancshares have caused this Amendment to be duly executed by their respective chairmen or presidents, and their respective seals to be hereunto affixed and attested by their respective secretaries, thereunto duly authorized as of the date first above written.

ATTEST:   [SEAL]                    COLUMBIA BANCORP

                                    By: ________________________________________
John A. Scaldara, Jr.                   John M. Bond, Jr.
Secretary                               President and Chief Executive Officer

ATTEST:   [SEAL]                    SUBURBAN BANCSHARES, INC.

                                    By: ________________________________________
                                        Winfield M. Kelly, Jr.
Secretary                               Chairman of the Board
                                        and Chief Executive Officer

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